Exhibit 99.5

Emera Incorporated

Earnings Coverage Ratio

Pursuant to Section 8.4 of National Instrument 44-102, this updated calculation of the earnings coverage ratio is filed as an exhibit to the audited consolidated financial statements of Emera Incorporated (“Emera”) for the year ended December 31, 2016.

The following earnings coverage ratio is calculated on a consolidated basis for the year ended December 31, 2016.

Year ended December 31, 2016
Earnings Coverage (1)	1.32

(1)	Earnings coverage is equal to consolidated net income attributable to common shareholders plus: income taxes, interest on debt, amortization of debt financing costs, allowance for funds used during construction and preferred share dividends declared during the period together with undeclared preferred share dividends, if any, divided by interest on debt plus amortization of debt financing costs plus allowance for funds used during construction plus capitalized interest plus preferred dividends grossed up to a before-tax equivalent using an effective tax rate of 28.5 percent.

Emera’s dividend requirements on all of its preferred shares, grossed up to a before-tax equivalent using an effective income tax rate of 28.5 percent, amounted to $43 million for the year ended December 31, 2016. Emera’s interest requirements for the year ended December 31, 2016 amounted to $526 million. Emera’s consolidated income before interest and income tax for the year ended December 31, 2016 was $749 million, which is 1.32 times Emera’s aggregate preferred dividends and interest requirements for this period.